UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934

KalVista Pharmaceuticals, Inc.
(Name of Issuer)

Common Stock, $0.001 par value
(Title of Class of Securities)

483497103
(CUSIP Number)

September 10, 2018
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐       Rule 13d-1(b)

☒       Rule 13d-1(c)

☐       Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 483497103
1	NAMES OF REPORTING PERSONS
Vivo Ventures VI, LLC
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a) ☐
(b) ☐
3		SEC USE ONLY

4		CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
329,737 (1)
	6	SHARED VOTING POWER
0
	7	SOLE DISPOSITIVE POWER
329,737 (1)
	8	SHARED DISPOSITIVE POWER
0
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
329,737 (1)
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)
☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
2.1% (2)
12		TYPE OF REPORTING PERSON (See Instructions)
OO

(1)	The shares of common stock, $0.001 par value (the “Common Stock”) of the Issuer are held of record by Vivo Ventures Fund VI, L.P. and Vivo Ventures VI Affiliates Fund, L.P. Vivo Ventures VI, LLC is the general partner of both Vivo Ventures Fund VI, L.P. and Vivo Ventures VI Affiliates Fund, L.P.

(2)	Based on 15,399,895 shares of Common Stock of the Issuer outstanding after the underwritten offering, which includes full exercise of the underwriters’ over-allotment option, as disclosed in the prospectus filed by the Issuer on September 7, 2018, pursuant to Rule 424(b)(5) under the Securities Act of 1933, which is part of the Issuer’s Registration Statement on Form S-3 (File No. 333- 217009).

CUSIP No. 483497103
1	NAMES OF REPORTING PERSONS
Vivo Capital IX, LLC
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a) ☐
(b) ☐
3		SEC USE ONLY

4		CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
104,331 (1)
	6	SHARED VOTING POWER
0
	7	SOLE DISPOSITIVE POWER
104,331 (1)
	8	SHARED DISPOSITIVE POWER
0
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
104,331 (1)
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)
☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
0.7% (2)
12		TYPE OF REPORTING PERSON (See Instructions)
OO

(1)	The shares of Common Stock are held of record by Vivo Capital Fund IX, L.P. Vivo Capital IX, LLC is the general partner of Vivo Capital Fund IX, L.P.

(2)	Based on 15,399,895 shares of Common Stock of the Issuer outstanding after the underwritten offering, which includes full exercise of the underwriters’ over-allotment option, as disclosed in the prospectus filed by the Issuer on September 7, 2018, pursuant to Rule 424(b)(5) under the Securities Act of 1933, which is part of the Issuer’s Registration Statement on Form S-3 (File No. 333- 217009).

CUSIP No. 483497103
1	NAMES OF REPORTING PERSONS
Vivo Opportunity, LLC
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a) ☐
(b) ☐
3		SEC USE ONLY

4		CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
925,081 (1)
	6	SHARED VOTING POWER
0
	7	SOLE DISPOSITIVE POWER
925,081 (1)
	8	SHARED DISPOSITIVE POWER
0
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
925,081 (1)
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)
☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
6.0% (2)
12		TYPE OF REPORTING PERSON (See Instructions)
OO

(1)	The shares of Common Stock of the Issuers are held of record by Vivo Opportunity Fund, L.P. Vivo Opportunity, LLC is the general partner of Vivo Opportunity Fund, L.P.

(2)	Based on 15,399,895 shares of Common Stock of the Issuer outstanding after the underwritten offering, which includes full exercise of the underwriters’ over-allotment option, as disclosed in the prospectus filed by the Issuer on September 7, 2018, pursuant to Rule 424(b)(5) under the Securities Act of 1933, which is part of the Issuer’s Registration Statement on Form S-3 (File No. 333- 217009).

Item 1. (a)	Name of Issuer:

KalVista Pharmaceuticals, Inc.

(b)	Address of Issuer’s Principal Executive Offices:

55 Cambridge Parkway, Suite 901E, Cambridge, Massachusetts

Item 2. (a)	Name of Person Filing:

This 13G is filed jointly by Vivo Ventures VI, LLC, Vivo Opportunity, LLC and Vivo Capital IX, LLC. Vivo Ventures VI, LLC, Vivo Opportunity, LLC and Vivo Capital IX, LLC have entered into a Joint Filing Agreement, a copy of which is filed with this Schedule 13G as Exhibit 99.1.

(b)	Address of Principal Business Office or, if None, Residence:

505 Hamilton Avenue, Suite 207, Palo Alto, CA 94301

(c)	Citizenship:

Vivo Ventures VI, LLC is a Delaware limited liability company.

Vivo Opportunity, LLC is a Delaware limited liability company.

Vivo Capital IX, LLC is a Delaware limited liability company.

(d)	Title of Class of Securities:

Common Stock

(e)	CUSIP Number:

483497103

Item 3.	If This Statement is Filed Pursuant to §§ 240.13d-1(b), or 240.13d-2(b) or (c), Check Whether the Person Filing is a:

(a)	☐ Broker or dealer registered under Section 15 of the Act.

(b)	☐ Bank as defined in Section 3(a)(6) of the Act.

(c)	☐ Insurance company as defined in Section 3(a)(19) of the Act.

(d)	☐ Investment company registered under Section 8 of the Investment Company Act of 1940.

(e)	☐ An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);

(f)	☐ An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

(g)	☐ A parent holding company or control person in accordance with § 240.13d-1(b)(l)(ii)(G);

(h)	☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i)	☐ A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

(j)	☐ A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);

(k)	☐ Group, in accordance with § 240.13d-1(b)(l)(ii)(K).

If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1(ii)(j), please specify the type of institution: ________________

Not Applicable.

Item 4.	Ownership.

(a)       Amount beneficially owned:

(1)	Vivo Ventures VI, LLC

The shares of Common Stock are held of record by Vivo Ventures Fund VI, L.P. and Vivo Ventures VI Affiliates Fund, L.P., as follows:

●	Vivo Ventures Fund VI, L.P.: 327,339 shares

●	Vivo Ventures VI Affiliates Fund, L.P.: 2,398 shares

Vivo Ventures VI, LLC is the general partner of both Vivo Ventures Fund VI, L.P. and Vivo Ventures VI Affiliates Fund, L.P. The voting members of Vivo Ventures VI, LLC are Frank Kung, Albert Cha and Edgar Engleman, none of whom has individual voting or investment power with respect to these shares and each of whom disclaims beneficial ownership of such shares.

(2)	Vivo Opportunity LLC

The 925,081 shares of Common Stock are held of record by Vivo Opportunity Fund, L.P. Vivo Opportunity, LLC is the general partner of Vivo Opportunity Fund, L.P. The voting members of Vivo Opportunity, LLC are Albert Cha, Gaurav Aggarwal, Shan Fu, Frank Kung and Michael Chang, none of whom has individual voting or investment power with respect to these shares and each of whom disclaims beneficial ownership of such shares.

(3)	Vivo Capital IX, LLC

The 104,331 shares of Common Stock are held of record by Vivo Capital Fund IX, L.P. Vivo Capital IX, LLC is the general partner of Vivo Capital Fund IX, L.P. The voting members of Vivo Capital IX, LLC are Frank Kung, Albert Cha, Shan Fu, Edgar Engleman, and Chen Yu, none of whom has individual voting or investment power with respect to these shares and each of whom disclaims beneficial ownership of such shares.

(b)       Percent of class:

Vivo Ventures VI, LLC: 2.1%

Vivo Opportunity, LLC: 6.0%

Vivo Capial IX, LLC: 0.7%

(c)       Number of shares as to which such person has:

(i)      Sole power to vote or to direct the vote:

Vivo Ventures VI, LLC: 329,737

Vivo Opportunity, LLC: 925,081

Vivo Capial IX, LLC: 104,331

(ii)     Shared power to vote or to direct the vote: 0

(iii)	Sole power to dispose or to direct the disposition of:

Vivo Ventures VI, LLC: 329,737

Vivo Opportunity, LLC: 925,081

Vivo Capial IX, LLC: 104,331

(iv)	Shared power to dispose of or to direct the disposition of: 0

Item 5.	Ownership of Five Percent or Less of a Class.

Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Vivo Ventures VI, LLC

September 12, 2018
(Date)

/s/ Albert Cha
(Signature)

Managing Member
(Title)

Vivo Opportunity, LLC

September 12, 2018
(Date)

/s/ Albert Cha
(Signature)

Managing Member
(Title)

Vivo Capital IX, LLC

September 12, 2018
(Date)

/s/ Albert Cha
(Signature)

Managing Member
(Title)